Exhibit 99.1

W2005 Kapalua/Gengate Hotel
Holdings, LLC

Consolidated Financial Statements

December 31, 2007

W2005 Kapalua/Gengate Hotel Holdings, LLC

Index

Page(s)

Report of Independent Certified Public Accountants	1

Consolidated Financial Statements

Balance Sheet	2

Statement of Operations and Changes in Members’ Capital	3

Statement of Cash Flows	4

Notes to Consolidated Financial Statements	5-13

Report of Independent Certified Public Accountants

To the Members of

W2005 Kapalua/Gengate Hotel Holdings, LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and changes in members’ capital and cash flows present fairly, in all material respects, the financial position of W2005 Kapalua/Gengate Hotel Holdings, LLC and its subsidiaries at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
March 31, 2008

W2005 Kapalua/Gengate Hotel Holdings, LLC

Consolidated Balance Sheet

December 31, 2007

Assets
Current assets
Cash and cash equivalents	$6,692,285
Restricted cash	3,142,378
Accounts receivable, net of allowance for doubtful accounts of $197,820	1,105,760
Other receivable	2,700,000
Inventories	361,009
Prepaid expenses and other current assets	147,321
Total current assets	14,148,753
Property and equipment, net	329,704,395
Deferred financing costs, net	2,569,972
Total assets	$346,423,120
Liabilities and Members’ Capital
Current liabilities
Accounts payable and accrued expenses	$26,361,349
Accrued construction in progress	10,556,038
Due to related parties	747,775
Due to hotel operator	406,041
Advance deposits	7,029,153
Interest on long-term debt	4,086,363
Other liabilities	2,500,000
Total current liabilities	51,686,719
Long-term liabilities
Long-term debt	288,635,963

Commitments and contingencies (Note 7)

Members’ capital	6,100,438
Total liabilities and members’ capital	$346,423,120

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Consolidated Statement of Operations and Changes in Members’ Capital

For the Year Ended December 31, 2007

Revenues
Rooms	$23,245,341
Food and beverage	16,003,567
Other hotel	5,563,248
Total revenues	44,812,156

Operating expenses
Hotel operations	26,483,735
General and administrative	15,327,218
Sales and marketing	6,683,766
Property operation and maintenance	3,189,458
Property taxes	518,956
Management fees	1,792,486
Ground lease	542,381
Building fire and casualty insurance	1,184,647
Depreciation	3,051,077
Loss on disposal of fixed assets	3,832,473
Total operating expenses	62,606,197
Loss from operations	(17,794,041)
Interest expense, net	7,714,974
Change in fair value of derivative financial instrument	198,618
Other expense	56,764
Net loss	$(25,764,397)

Members’ deficit, beginning of year	$(1,883,767)
Members’ contribution	33,748,602
Net Loss	(25,764,397)
Members’ capital, end of year	$6,100,438

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities
Net loss	$(25,764,397)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,051,077
Amortization of deferred financing cost	1,415,189
Loss on disposal of fixed assets	3,832,473
Change in fair value of derivative financial instrument	198,618
Changes in assets and liabilities
Accounts receivable, net	6,399,552
Inventories	561,033
Prepaid and other current assets	(105,258)
Accounts payable and accrued expenses	15,445,780
Due to related parties	66,629
Due to hotel operator	(3,728,266)
Advance deposits	3,094,765
Interest payable	2,156,028
Other liabilities	2,500,000
Net cash provided by operating activities	9,123,223

Cash flows from investing activities
Additions to property and equipment	(141,216,279)
Proceeds from the disposal of fixed assets	586,365
Use of restricted cash to purchase property and equipment	2,060,254
Net cash used in investing activities	(138,569,660)

Cash flows from financing activities
Cash contributions from members	26,248,602
Payment of financing costs	(4,280,793)
Payment to acquire interest rate cap	(75,900)
Payment on capital leases	(193,774)
Payment of long-term debt	(160,500,000)
Proceeds from borrowings under long-term debt	268,635,963
Net cash provided by financing activities	129,834,098
Net increase in cash and cash equivalents	387,661
Cash and cash equivalents, beginning of year	6,304,624
Cash and cash equivalents, end of year	$6,692,285

Supplemental disclosure of cash flow information
Cash paid for interest	$14,367,831

Non-cash financing and investing activities
Increase in retainage payable used for funding construction activities	$3,616,939
Increase in accounts payable used for funding construction activities	$7,067,983
Land contributed by member	$7,500,000

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

1.                            Organization and Business

W2005 Kapalua/Gengate Hotel Holdings, LLC, a Delaware limited liability company (the “Company”), was formed on February 9, 2006 by and between Whitehall Street Global Real Estate Limited Partnership 2005; 51.4% (“Whitehall Street”), Whitehall Street Global Employee Fund 2005, LP; 13.6% (“Whitehall Employee Fund”), Gengate Kapalua Holdings GP, LLC; 0% (“GHGP”) and Gengate Kapalua Holdings, LLC; 35% (“GKH”).

The Company was formed to acquire and own The Ritz-Carlton Kapalua, (the “Hotel”) located on the Island of Maui, Hawaii.  The Hotel is managed through an operating agreement (the “Management Agreement”) with the Ritz-Carlton Hotel Company, LLC (the “Hotel Operator”).

On March 27, 2007, MLP RCK LLC, a wholly owned subsidiary of Maui Land & Pineapple Company, Inc. (“MLPC”) acquired a 21.4286% interest in the Company.  As a consequence initial members’ interest became the following:  Whitehall Street; 40.4234%, Whitehall Employee Fund; 10.648%, GKH; 27.5%, and GHGP; 0%.  Whitehall Street, Whitehall Employee Fund and GKH are designated as the Managing Members of the Company (together with MLPC and GHGP, the “Members”).  Major decisions, as defined in the Second Amended and Restated Limited Liability Company Agreement (the “Company Agreement”), require the consent of either Whitehall Street or Whitehall Employee Fund, and either GKH or MLPC.

On July 1, 2007, the Hotel was closed for a major renovation and conversion of 250 hotel rooms into 107 condominium units.  The Hotel was issued a temporary certificate of occupancy on December 28, 2007.

Allocation of Net Profit and Loss

Profits and losses are allocated pro rata among all Members in proportion to their percentage interests.

Distributions to Members

Distributions to Members are made pro rata in accordance with their relative percentage interests in the Company.  No distributions have been made to the Members since inception of the Company.

2.                            Liquidity

The Hotel was closed on July 1, 2007 for an extensive renovation and residence conversion construction and reopened on December 28, 2007.  For the year ended December 31, 2007, the Company incurred a net loss of $25,764,397 and had net cash inflows from operating activities of $9,123,223.  At December 31, 2007, the Company had a deficit of $37,537,966 in working capital.  Management believes that it will be able to continue to fund the operating needs with cash currently on hand, operations, sale of condominium units and additional debt or equity.  As of March 28, 2008, Whitehall Street, Whitehall Employee Fund and GHGP have confirmed to the Company that they have the ability and intent to fund, if required, through at least March 31, 2009, an amount necessary to meet the Company’s obligations as they come due.  The amount of cash to be funded is dependent upon the profitability of the hotel and management’s ability to close on condominium sales.  MLPC has not confirmed its intent to fund the Company.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

3.                            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of W2005 Kapalua/Gengate Hotel Holdings, LLC and its wholly owned subsidiaries, W2005 Kapalua/Gengate Hotel Mezzanine, LLC (“W2005 Mezzanine”), and W2005 Kapalua/Gengate Hotel Realty, LLC, each a Delaware limited liability company. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Hotel operating revenues are from room rentals, food and beverage sales, spa sales and retail merchandise sales.  Revenues are recorded as services are rendered or goods are provided.  Additionally, the Company collects sales, use, occupancy and similar taxes which are presented on a net basis (excluded from revenues) in the accompanying consolidated statement of operations.  Amounts received in advance of guest stays are reflected as advance deposits in the accompanying balance sheet.  These advance deposits are recognized as revenue when the service is provided.  Interest expense is net of $474,337 of interest income.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, advance deposits and long-term obligations.  The carrying amounts of financial instruments other than long-term obligations approximate fair value due to their short term nature.  The Company’s mortgage loan obligations at fair value is advantageous (LIBOR plus 220 basis points) when compared with the February 2008 recapitalization, as described in Note 6, where variable rate debt increased to LIBOR plus 300 basis points. Such obligations approximate fair value. Other long term debt approximates market value, based upon rates currently available for similar instruments. The Company has an interest rate cap that is carried at fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash represents amounts reserved for payment of real estate taxes, repairs, insurance and funding of furniture, fixture and equipment purchases.  These restrictions are required under the Mortgage Loan and by the Management Agreement.  In addition, and as part of the restricted cash balance, the Company has on deposit, $2,895,700 to support an irrevocable standby letter of credit expiring on July 26, 2008, which was used to obtain a building permit application.

Accounts Receivable

The Company records trade accounts receivable in the normal course of business related to the sale of products and services.  The Company does not charge interest on past due accounts receivable.  The allowance for doubtful accounts is based on review of specific accounts that have been identified as at risk for non-collection and prior collection history.  Write-offs are evaluated on a case-by-case basis.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

Concentration of Credit Risk

A significant portion of the Company’s cash and cash equivalents are maintained at various financial institutions in amounts that exceed federally insured limits.  The Company has not experienced any losses and believes it is not exposed to significant credit risk in this area.

Inventories

Inventories consist primarily of food, beverages and merchandise held for resale and operating supplies.  Amounts are valued on a first in first out basis.

Derivative Financial Instruments

As of December 31, 2007, the Company had an interest rate cap which is a derivative financial instrument.  This derivative is $4,400 and is recorded on the consolidated balance sheet at fair value.  The interest rate cap was not designated as a hedging instrument; therefore changes in the fair value of this instrument are recognized in the results of operations in the period that the change occurs.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation.  Routine repairs and maintenance are expensed as incurred.  Expenditures that improve the functionality of the related equipment or extend its useful life are capitalized.  When property and equipment are retired or otherwise disposed, the related gain or loss is included in the determination of income.  Depreciation is calculated on the straight-line method based on the following useful lives:

Land improvements	20 years
Buildings and improvements	39 years
Furniture, fixtures and equipment	3-7 years

Deferred Financing Costs

Costs incurred in conjunction with obtaining the debt instruments are included as deferred financing costs.  Deferred financing costs are amortized over the respective lives of the applicable debt issues on a straight-line basis, which approximates the effective interest method as a component of interest expense.

Long-lived Assets

The Company evaluates potential impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires the Company to (a) recognize an impairment loss if the carrying amount of a long-lived asset is more than the value of its undiscounted projected cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  No impairments of long-lived assets occurred during the year ended December 31, 2007.

Income Taxes

The Company has elected to be a limited liability company for federal tax purposes.  Limited liability companies are not taxable entities under provisions of the Internal Revenue Code and, accordingly, the accompanying consolidated financial statements do not reflect a provision for

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

federal or state income taxes.  The tax effects of the Company’s transactions are the responsibility of the Members.

4.                            Property and Equipment

Property and equipment consist of the following at December 31, 2007:

Land	$33,444,471
Building and improvements	164,971,293
Furniture, fixtures and equipment	2,130,635
200,546,399
Less accumulated depreciation	(6,742,631)
193,803,768
Construction in progress	135,900,627
Net property and equipment	$329,704,395

On March 27, 2007, the Company purchased 49 acres of land (“Hotel land”) underlying the Hotel condominium and amenities from MLPC for $32.5 million plus closing costs.  The acquisition was financed through a debt facility provided by Lehman Brothers Holdings, Inc. The Company was, prior to acquisition, the lessee under a long-term ground lease with MLPC.

During 2007, the Company began construction of 107 condominium units by renovating 250 hotel rooms in four low-rise clusters adjacent to the Hotel.  All condominiums will be offered for sale in 2008.  Construction in progress includes capitalized interest costs of $10,521,768 and taxes of $518,956 for the year ended December 31, 2007.

Included in furnitures, fixtures and equipment is approximately $152,000 of equipment under capital leases where payments are due through 2009.

Depreciation expense for the year ended December 31, 2007 was $3,051,077.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

5.                            Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2007:

Accounts payable	$19,459,590
Accrued payroll, payroll taxes and benefits	2,894,453
Accrued real estate and personal property taxes	114,407
Accrued sales taxes	13,805
Accrued other - Hotel	3,463,739
Other	415,354
Total	$26,361,349

6.                            Long-Term Debt

Long-term debt at December 31, 2007 is as follows:

Luxury loan (a)	$20,000,000
Mortgage loan (b)	268,635,963
288,635,963
Less current maturities	—
$288,635,963

(a)               On March 13, 2006, the Company entered into a $20,000,000 term loan agreement (the “Luxury Loan”) maturing April 13, 2011 with Luxury Finance LLC.  The Luxury Loan bears interest at an annual rate equal to prime rate plus 350 basis points (8.53% at December 31, 2007).

(b)              On March 13, 2006, the Company entered into a $180,500,000 term loan agreement (the “Lehman Loan”) initially maturing April 1, 2008 with Lehman Brothers Holdings Inc. (“Lehman”).  The Lehman Loan provided for two (2) extensions of one (1) year each, at the Company’s option. Monthly payments of interest commenced on May 9, 2006.  The loan was collateralized by the first deed of trust on the Hotel.  On March 27, 2007, this loan was repaid.

On March 27, 2007, the Company entered into a $271,700,000 mortgage loan (the “Mortgage Loan”) with Lehman to, among other matters,: (i) refinance the outstanding balance of the Lehman Loan, (ii) acquire the Hotel land, which was subject to a long-term ground lease, (iii) finance the Hotel renovation and condominium conversion, (iv) make deposits into reserve fund accounts for renovation holdbacks, condominium conversion holdbacks, operating deficit holdbacks, marketing cost holdbacks, interest holdbacks and tax holdbacks; and (v) construct the condominium units.  The Mortgage Loan initially matures on February 27, 2009 (the “Maturity Date”).  The term of the Mortgage Loan may be extended for

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

three additional periods of one (1) year each at the Company’s option.  Interest is payable monthly at an annual rate equal to prime plus 220 basis points (7.23% at December 31, 2007).  The Company has assigned to Lehman all of its rights, title and interest to receive any and all payments under an interest cap of 6% with a notional amount equal to the outstanding principal.  The Company has granted Lehman first priority security interest in its equity interest in the Company.

On February 21, 2008, the Company, Whitehall Street, MLPC and Karim Alibhai, Manager-GHGP and GKH, entered into a Consent and First Amendment to the Mortgage Loan, (the “First Amendment Agreement”) with Lehman to evidence a $5,000,000 loan from Marriott International Corporation to the Company.  In addition, the Company received $6,850,000 as a short term loan from Whitehall Street and Whitehall Employee Fund and deposited these funds in the equity reserve account as required by the First Amendment Agreement.  The Company is required to deposit $10,000,000 in reserve accounts with Lehman to fund construction or deficits in operating the Hotel.  As part of the First Amendment Agreement the interest rate was increased to LIBOR plus 300 basis points and principal payments in addition to monthly interest-only payments are required as follows:

An amount equal to the greater of the net sale proceeds per sold condominium unit or the release price of the unit stipulated in the First Amendment Agreement is to be used to increase certain loan reserves to $55,000,000, then to reduce the principal balance on the Mortgage Loan to $150,000,000.  Subsequent proceeds of approximately $15,000,000 are to be used to repay all or defined amounts of other indebtedness and then the remainder to the Company.

7.                            Commitments and Contingencies

The Company may, from time-to-time, be a party to various lawsuits arising in the ordinary course of business.  Management believes the Company has adequate insurance coverage for all such matters and that, although the ultimate outcome of such claims cannot be ascertained, current pending and threatened claims are not expected to have a material adverse impact on the Company’s financial position, results of operations or cash flows.

8.                            Indemnifications and Guarantees

The Company has entered into certain indemnification agreements under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events.  These indemnities primarily include 1) the indemnification of Members and officers of the Company for certain events or occurrences while a Member or officer is, or was serving, at the Company’s request in such capacity and 2) all claims and demands which may be asserted against the lenders under the Company’s loans for obligations to be performed by the Company.  The duration of these indemnities generally is for the length of the contracts.  These indemnifications generally do no limit the future payments the Company could be obligated to make.  The Company has not recorded any liabilities for these indemnities in the accompanying financial statements, based upon the current facts and circumstances that would trigger a payment.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

9.                            Related Party Transactions

The following related party transactions between the Company and various related entities could have a different financial statement impact had they occurred in arms length transactions between unrelated entities.

Services Agreement

On March 13, 2006, the Company entered into an Asset Management Agreement (“Services Agreement”) with Gencom Asset Management Company, LP, (“Gencom”), an affiliate of GHGP and GKH.  The Company engaged Gencom to perform services related to the asset management and development of the Hotel. Under the terms of the Services Agreement, the Company is charged an asset management fee of one percent (1.00%) of hotel gross revenues payable monthly in arrears, during each fiscal year plus all out of pocket expenses (including reasonable travel expenses), disbursements and advances incurred by Gencom in connection with its duties under the Services Agreement.  The Company incurred $448,121 in asset management fees for the year ended December 31, 2007 and this amount is included as a component of “Management fees” in the accompanying consolidated statement of operations.  At December 31, 2007, there were no unpaid asset management fees.

Gencom receives a Development Management Fee in an amount equal to four percent (4%) of the aggregate hard and soft costs of renovation, exclusive of land costs.  The Development Management Fee is payable monthly in arrears on the tenth business day following the month during the time in which the property is undergoing renovations.  The Company incurred $1,467,371 in Development Management Fee for the year ended December 31, 2007 and this amount is included in construction in progress as a component of “Property and Equipment, net” in the accompanying consolidated balance sheet.  At December 31, 2007, Development Management Fees of $896,101 were unpaid and were included as a component of “Due to related parties” in the accompanying consolidated balance sheet.  In addition, during 2007 Gencom charged the Company approximately $787,000 for payroll and out of pocket expenses related to Gencom employees’ involvement in the Hotel renovation.

Gencom is also entitled to a Residential Unit Sales Fee upon the closing of the sale of a residential unit by the Company or one of its subsidiaries to any third party purchaser.  The Residential Unit Sales Fee is equal to one percent (1%) of sales price paid and is payable when there is available cash flow or available capital event with proceeds sufficient to pay the fee.  As of December 31, 2007 no residential unit sales have closed and thus the Company has not incurred any Residential Unit Sales Fees for the year ended December 31, 2007.

In addition, Gencom charged the Company a monthly accounting fee of $4,000 per month.  The Company incurred $48,000 in accounting fees for the year ended December 31, 2007 and this amount is included as a component of “General and Administrative” expenses in the accompanying consolidated statement of operations.  At December 31, 2007, $16,000 in accounting fees was unpaid and is included as a component of “Due to related parties” in the accompanying consolidated balance sheet.

Credit Enhancement and Other Fees

In accordance with the Company Agreement the Company pays a fee in connection with a loan guaranty or other recourse obligation provided or incurred by a Member (or an affiliate of a Member) to a lender providing financing to the Company.  The Member providing or incurring a guaranty or other recourse obligation is paid by the Company a fee equal to two percent (2%) per annum of the $15 million guaranty or other recourse obligation. For the year ended December 31, 2007, the Company paid to Whitehall Street a credit enhancement fee of $300,000 which is reflected as a component of interest expense.

In conjunction with the land acquisition and debt modification on March 27, 2007, the Company paid to Gencom $686,165 for a transaction fee and paid Whitehall and its parent $1,169,880 as a loan origination fee.  These amounts have been capitalized as deferred financing costs.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

Operating Revenues

At December 31, 2007, $194,869 is included as a component of “accounts receivable, net of allowance for doubtful accounts” in the accompanying consolidated balance sheet for amounts that are due to the Company for unpaid room rentals as a result of various affiliates of the Company renting hotel rooms throughout the year.

10.                     Agreements with Hotel Manager

Hotel Management Agreement

The Hotel Operator manages the Hotel’s day to day operations.  The Management Agreement with the Hotel Operator extends through December 31, 2041 and may be extended for an additional ten years (up to a total of three additional ten-year periods). Under the Management Agreement, the Company is required to pay the Hotel Operator a base management fee of 3.00% of hotel gross revenues during each fiscal year plus an incentive fee based on the operating profit of the Hotel, distributed to the Company and the Hotel Operator after 1) first, to the Company , until the Company has received an amount equal to the First Owner’s Priority (“FOP”) (FOP shall mean the sum of (i) seventeen million dollars ($17,000,000) plus (ii) ten and three-quarters percent (10.75%) of Total Capital Investment (calculated as of the last day of such fiscal year); 2) second, to the Hotel Operator and Company, on a pari passu basis, as follows: (a) eighty percent (80%) of First Available Cash Flow (“FACF”) (FACF shall mean an amount, with respect to each fiscal year or portion thereof during the term, equal to the excess, if any, of operating profit (up to an amount equal to Second Owner’s Priority (“SOP”) (SOP shall mean the sum of (i) nineteen million dollars ($19,000,000) plus (ii) ten and three-quarters percent (10.75%) of Total Capital Investment (calculated as of the last day of such fiscal year)) to Company and (b) twenty percent (20%) of FACF to the Hotel Operator, until the Company shall have received an amount equal to SOP; and 3) third, to the Hotel Operator and Company, on a pari passu basis, as follows:   (a) seventy-five percent (75%) of Second Available Cash Flow (“SACF”) (SACF shall mean an amount, with respect to each fiscal year or portion thereof during the term, equal to the excess, if any, of operating profit over SOP) to Company and (b) twenty-five percent (25%) of SACF to the Hotel Operator.

The Company incurred $1,344,365 in base management fees for the year ended December 31, 2007, and this amount is included as a component of “Management fees” in the accompanying consolidated statement of operations.  No incentive fees were incurred during this year.  As of December 31, 2007, base management fees of $15,941 were unpaid and are included as a component of “Due to hotel operator” in the accompanying consolidated balance sheet.

Under the terms of the Management Agreement, the Hotel Operator employs and provides all employees for the Company’s hotel operations. While these employees are employees of the Hotel Operator and not legally employees of the Company, the Company pays the payroll costs and related taxes and benefits for these employees.  The Company records the associated expense as an operating expense in the accompanying consolidated statement of operations.

Throughout the term of the Management Agreement, the Company is to have $22,500,000 in net worth calculated in accordance with generally accepted accounting principles.  Accordingly, the Hotel Operator has the right to terminate the Management Agreement by written notice and seek other remedies permitted by law.  To date, the Hotel Operator has not provided written or constructive notice to the Company.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to Consolidated Financial Statements

Marketing Agreement

The Company is required to pay a group marketing services fee of 1.00% of hotel gross revenues during each fiscal year.  The Company incurred $448,122 in group marketing services fees for the period ended December 31, 2007, and this amount is included as a component of “Sales and marketing” in the accompanying consolidated statement of operations.  As of December 31, 2007, $5,101 in group marketing services fees was unpaid and is included as a component of “Due to hotel operator” in the accompanying consolidated balance sheet.

Shared Expenses

The Hotel Operator has billed the Company for its share of certain goods and services acquired on group basis with other hotels managed by the Hotel Operator.

11.                     Subsequent Events

On December 15, 2007, the Company made a $12,000,000 capital call request pursuant to the Company Agreement.  One of the Members, MLPC, declined to fund its $2,571,432 pro rata share (the “MLPC Share”).

In connection with the acquisition of the Hotel in 2006, a dispute arose regarding the amount of the closing date adjustment, between the Company and RCK Hawaii, LLC ( the “Seller”) &  BCM/CHI Kapalua, INC. (the “Option Seller”), (collectively, the “Sellers”). On February 14, 2008, a settlement agreement was reached and as a result, the Sellers paid the Company $2,700,000 on February 19, 2008, in full satisfaction of the closing date adjustment.  This amount is included in “Other receivable” in the accompanying balance sheet.

On February 21, 2008, the Company entered into a $5,000,000 loan agreement (the “FF&E loan”) maturing on February 21, 2011 with Marriott International Capital Corporation.  The FF&E loan bears interest at LIBOR plus 350 basis points.  The FF&E loan is collaterized by: (a) FF&E reserves, (b) all funds, money and other items of payment held or deposited in the FF&E reserves, (c) FF&E Records, and (d) to the extent not otherwise included above, all proceeds, products and profits of or in respect of any of the foregoing.